Exhibit 21.1

Fox Factory Holding Corp.
List of Subsidiaries

Company Name	State or Other Jurisdiction of Incorporation or Organization	Name under Business is Conducted

Fox Factory, Inc.	California	Fox Factory, Inc.
Fox Factory GmbH	Germany	Fox Factory GmbH
ST USA Holding Corp.	Delaware	Sport Truck, USA
RFE Holding (Canada) Corp.	British Columbia, Canada	RaceFace / Easton
RFE Holding (US) Corp.	Delaware	RaceFace / Easton
Fox Factory IP Holding Corp.	Cayman Islands	Fox Factory IP Holding Corp.